                                                           EXHIBIT 13(ii)(b)

TABLE OF
CONTENTS
                                                             Page

President's Message to Shareholders .........................  2

Selected Consolidated Financial Data ........................  3

Management's Discussion and Analysis ........................  4

Quarterly Results of Operations ............................. 12

Independent Auditors' Report ................................ 13

Consolidated Statements of Financial Condition .............. 14

Consolidated Statements of Earnings ......................... 15

Consolidated Statements of Shareholders' Equity ............. 16

Consolidated Statements of Cash Flows ....................... 17

Notes to Consolidated Financial Statements .................. 18

Shareholder Information ..................................... 30

Directors and Officers ...................................... 31

DESCRIPTION OF BUSINESS

   Workingmens Capital Holdings, Inc. ("WCHI"), an Indiana corporation, became a unitary savings and loan holding company upon the conversion of Workingmens Federal Savings Bank ("WFSB") from a federal mutual savings and loan institution to a federal stock savings bank in June, 1990. WCHI and WFSB conduct business from a single office in Bloomington, Monroe County, Indiana, and WFSB operates a branch office in Ellettsville, Indiana. WFSB is and historically has been among the top real estate mortgage lenders in Monroe County and is one of the largest independent financial institutions headquartered in Monroe County. WFSB offers a variety of retail deposit and lending services. WCHI has no other business activity than being the holding company for WFSB. WCHI is the sole shareholder of WFSB.

TO OUR
SHAREHOLDERS

   On behalf of your directors, I am pleased to report that in WFSB's 110th year of operation we have not wavered from our commitment to home mortgage lending and to providing a safe place to invest money.

   WCHI's assets grew to $213.3 million at December 31, 1995, up from $204.5 million at December 31, 1994. Net earnings for the year ended December 31, 1995 were $1,963,000 compared to $1,824,000 for the year ended December 31, 1994.

   We believe our continued success is attributable to our commitment to financing predominately single-family homes and other real estate loans in our market area. Residential mortgages accounted for approximately 90% of our assets at December 31, 1995. During 1995, WFSB closed $44.6 million in new loans which was down from the previous year largely due to the decreasing number of refinancings in the rising interest rate environment. However, the overall loan portfolio grew $8.4 million in 1995.

   In addition to making a substantial number of loans during 1995, we preserved the high quality of our loan portfolio. Nonperforming assets as a percentage of total assets was only .09% as of December 31, 1995.

   Savings deposits grew to $152.1 million as of December 31, 1995, an increase of $2.8 million over year end 1994. Competition for insured deposits in our market area has been intense, and we believe it will remain so during 1996.

   As of December 31, 1995, WCHI's capital increased to $25.7 million which represents a capital-to-assets ratio of 12.04%. Book value increased to $14.45 per share compared to $13.67 as of December 31, 1994.

   During 1995, we continued our commitment to improve efficiency and to maintain low operating expenses. Evidence of our cost control strategy is the ratio of operating expenses to average assets which was 1.3% for the year.

   The financial industry is dramatically influenced by change:
consolidation, interstate banking, broader services, regulatory differences and aggressive new competitors.

   Among the uncertainties facing Workingmens this year is the regulatory change within the Federal Deposit Insurance Corporation/Savings Association Insurance Fund ("SAIF"). At the present time, the FDIC insurance premiums of healthy commercial banks are only four cents per $100 in deposits per year, while healthy savings banks continue to pay 23 cents per $100 in deposits per year. To correct this inequity, Congress is considering legislation to recapitalize the SAIF and to eliminate the significant premium disparity between commercial banks and savings banks. Congress proposes that SAIF-insured institutions pay a one-time assessment of approximately 85 cents per $100 in deposits and then reduce SAIF insurance premiums to that paid by commercial banks thereafter. The one-time charge, due sometime in 1996, would be approximately $1,275,000 based on deposits of $150 million as of March 31, 1995, the date stipulated in the latest proposed legislation. This legislation, if enacted as currently proposed, would impact earnings this year, but should have the effect of reducing deposit premiums and thereby increasing earnings' potential going forward.

   Despite challenges such as this, we remain convinced that Workingmens delivers high quality service which will serve our customers and shareholders well in this ever-changing environment.

   With the help of our dedicated directors, officers and employees, we will continue to build our 110-year history of success and reputation as a premier provider of financial services.



                           RICHARD R. HAYNES

                           Richard R. Haynes
                           President

SELECTED
CONSOLIDATED
FINANCIAL
DATA OF
WORKINGMENS
CAPITAL
HOLDINGS, INC.
AND SUBSIDIARY

                                                                AT DECEMBER 31,
                                   -------------------------------------------------------------------------
                                      1995            1994            1993            1992            1991
                                      ----            ----            ----            ----            ----
                                                (Dollars in Thousands except per share amounts)
Summary of Statement of
Financial Condition Data:
Total assets ...................... $213,254        $204,523        $189,516        $179,082        $169,893
Loans receivable, net .............  189,661         181,269         164,278         149,762         141,382
Mortgage-backed securities ........    5,807           6,698           7,605           9,806           5,082
Cash and interest-bearing deposits     4,529           2,205           3,005           2,295           9,446
Investments .......................    8,817           9,975          10,555          14,629          11,395
Deposits ..........................  152,141         149,353         143,242         139,197         135,909
FHLB advances .....................   34,200          29,700          21,700          16,350          11,850
Common stock ......................    8,066           8,007           8,116           8,167           8,027
Retained earnings-substantially
  restricted ......................   17,618          16,145          15,207          13,976          12,830
Book value per share .............. $  14.45        $  13.67        $  13.02        $  12.25        $  11.61

                                                                AT DECEMBER 31,
                                   -------------------------------------------------------------------------
                                      1995            1994            1993            1992            1991
                                      ----            ----            ----            ----            ----
                                                (Dollars in Thousands except per share amounts)
Summary of Operating Results:
Total interest income ............  $ 16,000        $ 14,088        $ 13,713        $ 14,008        $ 15,317
Total interest expense ...........    10,231           8,596           8,257           8,814          10,218
                                    --------        --------        --------        --------        --------
Net interest income ..............     5,769           5,492           5,456           5,194           5,099
Provision for loan losses ........        78              72              84              48              39
                                    --------        --------        --------        --------        --------
Net interest income after provision
  for loan losses ................     5,691           5,420           5,372           5,146           5,060
                                    --------        --------        --------        --------        --------
Total non-interest income ........       242             180             213             142             121
Total non-interest expense .......     2,761           2,650           2,488           2,414           2,342
                                    --------        --------        --------        --------        --------
Earnings before income taxes .....     3,172           2,950           3,097           2,874           2,839
Income taxes .....................     1,209           1,126           1,207           1,129           1,108
                                    --------        --------        --------        --------        --------
Net earnings .....................     1,963           1,824           1,890           1,745           1,731
                                    ========        ========        ========        ========        ========
Per share:
  Net earnings ...................  $   1.11        $   1.03        $   1.05        $    .97        $    .96
  Cash dividends .................  $    .33        $    .29        $   .265        $   .245        $    .21

                                                            AT OR FOR THE TEAR ENDED DECEMBER 31,
                                          -------------------------------------------------------------------------
                                             1995            1994            1993            1992            1991
                                             ----            ----            ----            ----            ----
Supplemental Data:
Interest rate spread during period .......   2.17%           2.26%           2.39%           2.40%           2.34%
Net yield on interest-earning assets (1) .   2.82            2.82            2.98            3.08%           3.19
Return on assets (2) .....................   0.94            0.92            1.01            1.01%           1.06
Return on equity (3) .....................   7.85            7.70            8.27            8.07%           8.49
Equity-to-assets (4) .....................  12.00            11.97          12.23           12.52%          12.47
Average interest-earning assets to
  average interest-bearing liabilities ... 112.97          112.82%         112.95%         112.98%         113.17
Nonperforming assets to total assets (5) .   0.09            0.11%           0.11%           0.21            0.12
Operating expenses to average assets (6) .   1.32            1.34%           1.33%           1.40            1.43
One year cumulative interest-rate
  gap to total assets (5) ................  (6.61)          (4.16)           1.68%           3.80%          (1.98)
Dividend payout ratio (7) ................  29.80           28.15%          25.17%          25.41%          21.82
___________________________

(1)     Net interest income divided by average interest-earning assets.
(2)     Net earnings divided by average total assets.
(3)     Net earnings divided by average total equity.
(4)     Average total equity divided by average total assets.
(5)     At end of period.
(6)     Other expense less state taxes divided by average total assets.
(7)     Dividends paid divided by net earnings.

MANAGEMENT'S
DISCUSSION
AND ANALYSIS
OF FINANCIAL
CONDITION AND
RESULTS OF
OPERATIONS

GENERAL

   WCHI was formed as part of the conversion of Workingmens Federal Savings and Loan Association from a federal mutual savings and loan association to a federal stock savings bank known as Workingmens Federal Savings Bank which was completed on June 7, 1990 (the "Conversion"). WCHI has no other business activity other than being the holding company for WFSB.

   The principal business of savings institutions, including WFSB, has historically consisted of attracting deposits from the general public and making loans secured by first mortgage liens on residential and other real estate. WFSB and the entire savings institution industry are significantly affected by prevailing economic conditions as well as by government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on money market funds and other competing investments, account maturities and level of personal income and savings. Lending activities are influenced by, among other things, the demand for and supply of housing lenders and the availability and cost of funds. Sources of funds for lending activities include deposits, amortization and prepayments of loan principal, proceeds from sales of loans, borrowings, and funds provided from operations.

   WFSB's earnings in recent years have been affected by fundamental changes that have occurred in the regulatory, economic, and competitive environment in which savings institutions operate. As is the case with most savings institutions, WFSB's earnings are primarily dependent upon its net interest income. Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the period and the rates paid on such deposits and borrowings. Net interest income is the difference between the interest income and interest expense. Net interest income increased from $5.1 million for the year ended December 31, 1991 to $5.8 million for the year ended December 31, 1995.

ASSET/LIABILITY MANAGEMENT

   WFSB, like other savings institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits and borrowings with short- and medium-term maturities, mature or reprice more rapidly, or on a different basis, than its interest-earning assets. While having liabilities that mature or reprice more frequently on average than assets will be beneficial in times of declining interest rates, such an asset/liability structure will result in lower net income or net losses during periods of rising interest rates, unless offset by other factors such as non-interest income. Therefore, a key element of WCHI's long-term strategic plan is to protect net earnings from changes in interest rates by reducing the maturity or repricing mismatch between its interest-earning assets and rate-sensitive liabilities.

   Principal elements of this strategy include the origination of residential mortgage loans with adjustable interest rates, the maintenance of assets in investments with short to medium terms, and increasing the origination of consumer-related loans. For example, WFSB's loans and mortgage-backed securities included approximately $83.8 million, or 42.3%, of adjustable-rate loans at December 31, 1995. At that same date, WFSB's interest-bearing deposits in other institutions and investment securities with terms of five years or less amounted to $10.3 million, and its portfolio of consumer-related loans was $6.5 million.

   As a result of these efforts, WFSB has maintained its one year Interest-Rate Gap at between plus or minus 7.0% at each year end since December 31, 1991. For 1995, WFSB targeted a one year Interest-Rate Gap of plus or minus 10.0%. WFSB's one year Interest-Rate Gap as of December 31, 1995, was a negative 6.61%. A negative Interest-Rate Gap leaves WFSB's earnings vulnerable to periods of rising interest rates because during such periods the interest expense paid on liabilities will generally increase more rapidly than the interest income earned on assets. Conversely, in a falling interest rate environment, the total expense paid on liabilities will generally decrease more rapidly than the interest income earned on assets. A positive Interest-Rate Gap will have the opposite effect. WFSB's management believes that its Interest-Rate Gap in recent periods has generally been maintained within an acceptable range in view of the prevailing interest rate environment.

MANAGEMENT'S
DISCUSSION
AND ANALYSIS
OF FINANCIAL
CONDITION AND
RESULTS OF
OPERATIONS
(CONTINUED)

AVERAGE BALANCES AND INTEREST

   The following table presents for the periods indicated the average monthly balances of each category of interest-earning assets and interest-bearing liabilities, and the interest earned or paid on such amounts. Management believes that the use of month-end average balances instead of daily average balances has not caused any material difference in the information presented.

                                                       Year Ended December 31,
                               ------------------------------------------------------------------------
                                       1995                     1994                     1993
                               ----------------------   ----------------------   ----------------------
                               Average     Interest     Average     Interest     Average     Interest
                               Balance    Earned/Paid   Balance    Earned/Paid   Balance    Earned/Paid
                               -------    -----------   -------    -----------   -------    -----------
                                                        (Dollars in Thousands)

Interest-earning assets:
  Loans receivable, net (1) .. $185,232     $14,775     $172,680     $12,924     $159,837     $12,323
  Mortgage-backed
    securities ...............    6,225         409        7,148         440        8,839         570
  Investment securities ......    7,305         450        8,442         471       10,948         616
  Other interest-earning
    assets (2) ...............    6,149         366        6,303         253        3,378         204
                               --------     -------     --------     -------     --------     -------
      Total interest-earning
        assets ...............  204,911      16,000      194,573      14,088      183,002      13,713
                               --------     -------     --------     -------     --------     -------
Interest-bearing liabilities:
  Passbook accounts ..........   13,470         408       17,499         528       14,841         449
  NOW and money market
    accounts .................   14,209         460       16,071         420       18,386         519
  Certificates of deposit .... $123,837       7,269      112,445       5,841      109,259       5,895
                               --------     -------     --------     -------     --------     -------
    Total deposits ...........  151,516       8,137      146,015     $ 6,789      142,486     $ 6,863
  Borrowings .................   29,867       2,094       26,454     $ 1,807       19,533     $ 1,394
                               --------     -------     --------     -------     --------     -------
    Total interest-bearing
      liabilities ............ $181,383      10,231      172,469     $ 8,596      162,019     $ 8,257
                               --------     -------     --------     -------     --------     -------
Net interest-earning assets .. $ 23,528                 $ 22,104                 $ 20,983
                               ========                 ========                 ========
Net interest income ..........              $ 5,769                  $ 5,492                  $ 5,456
                                            =======                  =======                  =======
Average interest-earning assets
  to average interest-bearing
  liabilities ................   112.97%                 112.82%                  112.95%
                               ========                 ========                 ========
___________________________

(1)     Average balances include non-accrual loans.
(2) Other interest-earning assets consist of interest-bearing deposits in other institutions, short-term investments and stock in the FHLB of Indianapolis.

MANAGEMENT'S
DISCUSSION
AND ANALYSIS
OF FINANCIAL
CONDITION AND
RESULTS OF
OPERATIONS
(CONTINUED)

Interest Rate Spread
   WFSB's results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. Net interest income is determined by the interest rate spread between the yields earned on its interest-earning assets and the rates paid on interest-bearing liabilities and by the relative amounts of interest-earning assets and interest-bearing liabilities.

   The following table sets forth the weighted average effective interest rate earned on loan and investment portfolios, the weighted average effective cost of deposits and borrowings, the interest rate spread, and the net yield on weighted average interest-earning assets for the periods and as of the date shown. Average balances are based on average month-end balances.

                                               At
                                           December 31,    Year Ended December 31,
                                                           -----------------------
                                              1995           1995    1994    1993
                                              ----           ----    ----    ----
Weighted average interest rate earned on:
  Loans receivable, net ....................  8.00%          7.98%   7.48%   7.71%
  Mortgage-backed securities ...............  6.35           6.56    6.16    6.45
  Investment securities ....................  6.15           6.16    5.57    5.62
  Other interest-earning assets (1) ........  6.13           5.97    4.02    6.05
    Total interest-earning assets ..........  7.85           7.81    7.24    7.49
Weighted average interest rate cost of:
  Passbook accounts ........................  3.00           3.03    3.02    3.02
  NOW and money market accounts ............  3.47           3.24    2.61    2.83
  Certificates of deposit ..................  6.01           5.87    5.19    5.40
  Total deposits ...........................  5.53           5.37    4.65    4.82
  Borrowings ...............................  6.85           7.01    6.83    7.14
    Total interest-bearing liabilities .....  5.77           5.64    4.98    5.10
Interest rate spread (2) ...................  2.08           2.17    2.26    2.39
Net yield on weighted average interest-
  earning assets (3) .......................  N/A            2.82    2.82    2.98

___________________________
(1) Other interest-earning assets consist of interest-bearing deposits in other institutions, short-term investments and stock in the Federal Home Loan Bank of Indianapolis.

(2) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities. Since interest-earning assets exceeded interest-bearing liabilities for each of the three years shown above, a positive interest rate spread resulted in net interest income.

(3) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated. A net yield figure is not presented at December 31, 1995, because the computation of net yield is applicable only over a period rather than at a specific date.

MANAGEMENT'S
DISCUSSION
AND ANALYSIS
OF FINANCIAL
CONDITION AND
RESULTS OF
OPERATIONS
(CONTINUED)

   The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume) and (2) changes in volume (changes in volume multiplied by old rate). Changes attributable to both rate and volume that can not be segregated have been allocated proportionally to the change due to volume and the change due to rate.

                                   Increase (Decrease) in Net Interest Income
                                   ------------------------------------------
                                            Total
                                             Net     Due to    Due to
                                            Change    Rate     Volume
                                            ------   ------    ------
                                             (Dollars in Thousands)

Year ended December 31, 1995 compared to
  year ended December 31, 1994
Interest-earning assets:
  Loans receivable                          $1,851   $  880    $  971
  Mortgage-backed securities                   (32)      28       (60)
  Investment securities                        (21)      46       (67)
  Other interest-earning assets                114      120        (6)
                                            ------   ------    ------
    Total                                   $1,912   $1,074    $  838
                                            ======   ======    ======
Interest-bearing liabilities:
  Passbook accounts                         $ (120)  $    2    $ (122)
  NOW and money market accounts                 40       92       (52)
  Certificates of deposit                    1,428      803       625
  Borrowings                                   287       49       238
                                            ------   ------    ------
    Total                                   $1,635   $  946    $  689
                                            ======   ======    ======
Change in net interest income               $  277

Year ended December 31, 1994 compared
  to year ended December 31, 1993
Interest-earning assets:
  Loans receivable                          $  601   $ (369)   $  970
  Mortgage-backed securities                  (130)     (25)     (105)
  Investment securities                       (145)      (5)     (140)
  Other interest-earning assets                 49      (85)      134
                                            ------   ------    ------
    Total                                   $  375   $ (484)   $  859
                                            ======   ======    ======
Interest-bearing liabilities:
  Passbook accounts                         $   80   $   (1)   $   81
  NOW and money market accounts                (99)     (37)      (62)
  Certificates of deposit                      (54)    (223)      169
  Borrowings                                   412      (62)      474
                                            ------   ------    ------
    Total                                   $  339   $ (323)   $  662
                                            ======   ======    ======
Change in net interest income               $   36
                                            ======

MANAGEMENT'S
DISCUSSION
AND ANALYSIS
OF FINANCIAL
CONDITION AND
RESULTS OF
OPERATIONS
(CONTINUED)

YEAR ENDED DECEMBER 31, 1995, COMPARED TO YEAR ENDED DECEMBER 31, 1994:

   General. Net earnings for the year ended December 31, 1995, were $2.0 million, compared with $1.8 million for the year ended December 31, 1994, an increase of $139,000, or 7.6%. The increase in net earnings was due to (i) an increase in net interest income after provision for loan losses of $271,000 and (ii) an increase in total non-interest income of $62,000. The increase in net earnings was offset by (i) an increase in total non-interest expense of $111,000 and (ii) an increase in income taxes of $83,000.

   Asset size during 1995 increased compared to 1994. Total assets at December 31, 1995, were $213.3 million as compared to $204.5 million at December 31, 1994, an increase of $8.7 million, or 4.3%. The increase in assets was primarily due to (i) an increase in loans receivable of $8.4 million, or 4.6%, from $181.3 million in 1994 to $189.7 million in 1995 and (ii) an increase in cash, interest-bearing deposits and investments of $1.2 million, or 9.6%, from $12.2 million in 1994 to $13.3 million in 1995. The increase in assets was offset by a decrease in mortgage-backed securities of $891,000, or 13.3% from $6.7 million in 1994 to $5.8 million in 1995.

   Deposits increased $2.8 million, or 1.9%, from $149.4 million in 1994 to $152.1 million in 1995. Federal Home Loan Bank ("FHLB") advances increased $4.5 million, or 15.2%, from $29.7 million in 1994 to $34.2 million in 1995. The additional advances were used for asset/liability management in conjunction with fixed-rate loan production and for cash flow purposes.

   Loans funded net of collections in 1995 were $8.0 million and exceeded deposit growth by $5.0 million. WFSB funded this loan growth by an increase in FHLB advances of $4.5 million.

   Shareholders' equity increased $1.5 million, or 6.3%, from $24.2 million in 1994 to $25.7 million in 1995. The increase was due to current period earnings of $2.0 million reduced by $585,000 of cash dividends paid. Additionally, shareholders' equity increased $96,000 due to a reduction of the unrealized loss on securities available for sale, $53,000 from proceeds from the exercise of stock options and $6,000 from the income tax benefit of stock options exercised.

   Interest Income. Total interest income for 1995 was $16.0 million compared with $14.1 million in 1994, an increase of $1.9 million, or 13.6%. The increase predominantly resulted from an increase of $1.9 million, or 14.3%, in interest income from loans receivable from $12.9 million in 1994 to $14.8 million in 1995. The increase in interest income from loans receivable resulted from a $971,000 increase attributed to higher average balances and a $880,000 increase resulting from a higher yield on loans. The increase in interest income from loans receivable was offset by a decrease of (i) $32,000 in interest income from mortgage-backed securities and (ii) $21,000 in interest income from investment securities. The decrease in interest income from both mortgage-backed securities and investment securities was the result of lower average balance over an increase in yield. The weighted average interest rate on interest-earning assets increased from 7.24% for 1994 to 7.81% for 1995.

   Interest Expense. Interest expense for 1995 totaled $10.2 million, an increase of $1.6 million, or 19.0%, compared with $8.6 million in 1994. The increase was primarily the result of an increase of (i) $1.4 million, or 24.4%, in interest expense for certificates of deposits from $5.8 million in 1994 to $7.3 million in 1995 and (ii) $287,000, or 15.9%, in interest expense for borrowings from $1.8 million in 1994 to $2.1 million in 1995. The increase in interest expense from both certificates of deposit and borrowings was the result of higher average balances as well as an increase in rate. The weighted average interest rate on interest-bearing liabilities increased from 4.98% for 1994 to 5.64% for 1995.

   Provision for Loan Losses. The provision for loan losses was $78,000 for 1995 compared to $72,000 in 1994, an increase of $6,000, or 8.3%. The 1995 provision exceeded net charge-offs of $1,000. Management believes that this low level of net charge-offs is a result of its underwriting guidelines and generally strong local economy. Also the 1995 provision resulted in an allowance for loan losses of $335,000 at December 31, 1995, an amount management believes adequate to absorb anticipated future loan losses.

   Non-Interest Income. Total non-interest income for 1995 was $242,000 compared to $180,000 in 1994 resulting in a $62,000, or 34.4% increase. The increase was primarily due to (i) a $17,000 gain on the sale of REO in 1995 compared with a $3,000 loss in 1994 and (ii) a $10,000 gain on the sale of loans originated for sale during 1995 compared to a $35,000 loss in 1994.

MANAGEMENT'S
DISCUSSION
AND ANALYSIS
OF FINANCIAL
CONDITION AND
RESULTS OF
OPERATIONS
(CONTINUED)

   Non-Interest Expense. Non-interest expense increased $111,000, or 4.2%, from $2.7 million in 1994 to $2.8 million in 1995. Compensation and employee benefits increased from $1.3 million in 1994 to $1.4 million in 1995, an increase of $67,000, or 5.1%. These increases in compensation and employee benefits were due to normal annual salary increases, as well as increases in costs of employee benefits. Federal deposit insurance premiums increased from $331,000 in 1994 to $345,000 in 1995, an increase of $13,000, or 4.0%. Other non-interest expense increased from $660,000 in 1994 to $694,000 in 1995, an increase of $35,000, or 5.2%.

   Income Taxes. Income taxes increased $83,000, or 7.4%, from $1.1 million in 1994 to $1.2 million in 1995.

YEAR ENDED DECEMBER 31, 1994, COMPARED TO YEAR ENDED DECEMBER 31, 1993:

   General. Net earnings for the year ended December 31, 1994, were $1.8 million, compared with $1.9 million for the year ended December 31, 1993, a decrease of $66,000, or 3.5%. The decrease in net earnings was primarily due to (i) a decrease in total non-interest income of $33,000 and (ii) an increase in total non-interest expense of $162,000. The decrease in net earnings was partially offset by (i) an increase in net interest income after provision for loan losses of $48,000 and (ii) a decrease in income taxes of $80,000.

   Asset size during 1994 increased compared to 1993. Total assets at December 31, 1994, were $204.5 million as compared to $189.5 million at December 31, 1993, an increase of $15.0 million, or 7.9%. The increase in assets was primarily due to an increase in loans receivable of $17.0 million, or 10.3%, from $164.3 million in 1993 to $181.3 million in 1994. The increase in loans was offset by (i) a decrease in cash, interest-bearing deposits and investments of $1.4 million, or 10.2%, from $13.6 million in 1993 to $12.2 million in 1994 and (ii) a decrease in mortgage-backed securities of $907,000, or 11.9%, from $7.6 million in 1993 to $6.7 million in 1994.

   Deposits increased $6.1 million, or 4.3%, from $143.2 million in 1993 to $149.4 million in 1994. Federal Home Loan Bank ("FHLB") advances increased $8.0 million, or 36.9%, from $21.7 million in 1993 to $29.7 million in 1994. The additional advances were used for asset/liability management in conjunction with fixed-rate loan production and for cash flow purposes.

   Loans funded net of collections in 1994 were $17.5 million and exceeded deposit growth by $11.4 million. WFSB funded loan growth by an increase in FHLB advances of $8.0 million and a decrease in its liquidity position.

   Shareholders' equity increased $829,000, or 3.6%, from $23.3 million in 1993 to $24.2 million in 1994. The increase was due to current period earnings of $1.8 million reduced by $513,000 of cash dividends paid, unrealized depreciation on investment available for sale of $181,000 and by $301,000 to repurchase 24,000 shares of common stock. On August 12, 1994, WCHI approved a two-for-one stock split of its common stock for shareholders of record as of September 30, 1994. A total of 883,710 shares of common stock were issued in connection with the split. All share and per share amounts have been restated to retroactively reflect the stock split.

   Interest Income. Total interest income for 1994 was $14.1 million compared with $13.7 million in 1993, an increase of $375,000, or 2.7%. The increase predominately resulted from an increase of $601,000, or 4.9%, in interest income from loans receivable from $12.3 million in 1993 to $12.9 million in 1994. The increase in interest income from loans receivable resulted from a $970,000 increase attributed to higher average balances offset by a $369,000 decrease resulting from a lower yield on loans. The increase in interest income from loans receivable was partially offset by a decrease of (i) $130,000 in interest income from mortgage-backed securities and (ii) $145,000 in interest income from investment securities. The decrease in interest income from both mortgage-backed securities and investment securities was the result of both a decline in yields and lower average balances. The weighted average interest rate on interest-earning assets decreased from 7.49% for 1993 to 7.24% for 1994.

   Interest Expense. Interest expense for 1994 totaled $8.6 million, an increase of $339,000, or 4.1%, compared with $8.3 million in 1993. The increase was predominately the result of an increase of $412,000, or 29.6%, in interest expense for borrowings from $1.4 million in 1993 to $1.8 million in 1994. The interest expense for borrowings resulted from a $474,000 increase attributed to higher average balances offset by a $62,000 decrease resulting from lower rates paid on borrowings. The weighted average interest rate on interest-bearing liabilities decreased from 5.10% for 1993 to 4.98% for 1994.

MANAGEMENT'S
DISCUSSION
AND ANALYSIS
OF FINANCIAL
CONDITION AND
RESULTS OF
OPERATIONS
(CONTINUED)

   Provision for Loan Losses. The provision for loan losses was $72,000 for 1994 as compared to $84,000 in 1993, a decrease of $12,000, or 14.0%. The 1994 provision exceeded net charge-offs of $3,000. Management believes that this low level of net charge-offs is a result of its underwriting guidelines and generally strong local economy. Also the 1994 provision resulted in an allowance for loan losses of $258,000 at December 31, 1994, an amount management believes adequate to absorb anticipated future loan losses.

   Non-Interest Income. Total non-interest income for 1994 was $180,000 compared to $213,000 in 1993 resulting in a $33,000, or 15.3% decrease. The decrease was primarily due to a loss of $35,000 on sale of loans originated for sale during 1994 as compared to a gain of $49,000 from sale of loans originated for sale during 1993. This decrease of $84,000 from loan sales was partially offset by an increase of $60,000 from fees, service charges and other non-interest income.

   Non-Interest Expense. Non-interest expense increased $161,000, or 6.5%, from $2.5 million in 1993 to $2.7 million in 1994. Compensation and employee benefits increased from $1.2 million in 1993 to $1.3 million in 1994, an increase of $100,000, or 8.2%. The increase in salaries and benefits was due to normal annual salary increases, as well as the increase in costs of employee benefits. Federal deposit insurance premiums increased from $260,000 in 1993 to $331,000 in 1994, an increase of $71,000, or 27.4%. The increase in deposit insurance was due to a lack of a secondary reserve offset in 1994. WFSB's Secondary Reserve offset for 1993 was approximately $61,200, all of which was used during the first six months of 1993.

   Income Taxes. Income taxes decreased $80,000, or 6.6%, from $1.2 million in 1993 to $1.1 million in 1994.

LIQUIDITY AND CAPITAL RESOURCES

   The standard measure of liquidity for the savings institution industry is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. The minimum required ratio is currently set by OTS regulation at 5%, of which 1% must be comprised of short-term investments (i.e., generally with a term of less than one year). At December 31, 1995, WFSB's liquidity ratio was 5.76%, of which 3.49% was comprised of short-term investments. Management believes that this liquidity level, both on a short-term and a long-term basis, is sufficient for liquidity needs.

   Historically, WFSB has maintained its liquid assets that qualify for purposes of the OTS liquidity regulations above the minimum requirements imposed by such regulations and at a level believed by management adequate to meet requirements of normal daily activities, funding loan originations, repayment of maturing debt, and potential deposit outflows. Cash flow projections are regularly reviewed by management and updated to assure that adequate liquidity is maintained. Cash for liquidity purposes is generated through the maturity of investment securities, loan prepayments and repayments, increases in deposits and may be generated through increases in FHLB advances. Loan payments are a relatively stable source of funds, while deposit flows are influenced significantly by the level of interest rates and general money market conditions.

   Borrowings may be used to compensate for reductions in other sources of funds such as deposits and to assist in asset/liability management. As a member of the FHLB System, WFSB may borrow from the FHLB of Indianapolis. At December 31, 1995, WFSB had $34.2 million in borrowings from the FHLB of Indianapolis, and could have borrowed an additional $1.0 million from the FHLB of Indianapolis as of that date. These borrowings were made to assist WFSB in its asset/liability management and to strengthen WFSB's liquidity position. As of that date, WFSB had commitments to fund loan originations of approximately $3.2 million, of which 48.2% were adjustable rate and 51.8% were fixed rate. In the opinion of management, WFSB has sufficient cash flow and borrowing capacity to meet current and anticipated funding commitments.

MANAGEMENT'S
DISCUSSION
AND ANALYSIS
OF FINANCIAL
CONDITION AND
RESULTS OF
OPERATIONS
(CONTINUED)

   Pursuant to Office of Thrift Supervision ("OTS") capital regulations savings associations must currently meet a 1.5% tangible capital requirement, a 3% leverage ratio (or core capital) requirement, and a total risk-based capital to risk-weighted assets ratio of 8%. WFSB is classified as "well capitalized" under OTS regulations, the highest classification.

   The following is a summary of WFSB's regulatory capital and capital requirements at December 31, 1995:

                             Tangible     Core    Risk-based
                             capital     capital    capital
                             --------    -------  ----------
                                 (Dollars in Thousands)

Regulatory capital            $24,244    $24,244    $24,578
Minimum capital requirement   $ 3,198    $ 6,396    $ 9,454
                              -------    -------    -------
Excess capital                $21,046    $17,848    $15,124
                              =======    =======    =======
Regulatory capital ratio         11.4%      11.4%      20.8%
                              =======    =======    =======

IMPACT OF INFLATION

   The audited consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

   The primary assets and liabilities of savings institutions such as WFSB are monetary in nature. As a result, interest rates have a more significant impact on WFSB's performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturity structures of WFSB's assets and liabilities are critical to the maintenance of acceptable performance levels. For a discussion of WFSB's efforts to restructure its assets and to reduce its vulnerability to changes in interest rates, see "- Asset/Liability Management."

   The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of other expense. Such expense items as employee compensation, employee benefits, and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans made by WFSB. WCHI is unable to determine the extent, if any, to which properties securing WFSB loans have appreciated in dollar value due to inflation.

CURRENT ACCOUNTING ISSUES

   Statement of Financial Accounting Standards No. 121 ("SFAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, is effective for fiscal years beginning after December 15, 1995. This statement establishes accounting standards for the impairment of long-lived assets, certain liabilities, certain intangibles and goodwill. Management does not believe the adoption of SFAS 121 will have a material effect on the financial position or results of operations of the Holding Company.

   Statement of Financial Accounting Standards No. 122 ("SFAS 122"), Accounting for Mortgage Servicing Rights - an Amendment of FASB Statement No. 65, is effective for fiscal years beginning after December 15, 1995. This statement specifies conditions under which mortgage servicing rights should be accounted for separately from the underlying mortgage loans. Management does not believe the adoption of SFAS 122 will have a material effect on the financial position or results of operations of the Holding Company.

   Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, is effective for fiscal years beginning after December 15, 1995. This statement establishes a fair value based method for accounting for stock-based compensation. The Holding Company will have the option of continuing the existing intrinsic value based method or adopting the new method. If the intrinsic valued based method is used, disclosures are required showing the effects of the fair value based method. Management has not yet determined which method will be used, but management does not believe the adoption of SFAS 123 will have a material effect on the financial position or results of operations of the Holding Company.

WORKINGMENS
CAPITAL
HOLDINGS, INC.
QUARTERLY
RESULTS OF
OPERATIONS

   The following table presents certain selected unaudited data relating to results of operations for the three-month periods ending on the dates indicated. Because this data reflects for quarterly periods only, it may not be representative of the results of operations calculated annually. This data has not been examined by independent accountants, but reflects, in the opinion of management of WCHI, all adjustments necessary for a fair presentation of the results of operations for the periods presented.

                                              Three Months Ended
                                -----------------------------------------------
                                December 31,  September 30, June 30,  March 31,
                                    1995          1995        1995      1995
                                ------------  ------------- --------  ---------
Fiscal 1995                                 (Dollars in Thousands)

Total interest income              $4,093        $4,043      $3,977    $3,887
Total interest expense              2,670         2,635       2,527     2,399
                                   ------        ------      ------    ------
Net interest income                 1,423         1,408       1,450     1,488
Provision for loan losses              21            21          18        18
                                   ------        ------      ------    ------
Net interest income after
  provision for loan losses         1,402         1,387       1,432     1,470
Total non-interest income              53            57          68        64
Total non-interest expense            714           662         676       709
                                   ------        ------      ------    ------
Earnings before income taxes          741           782         824       825
Income taxes                          287           283         319       320
                                   ------        ------      ------    ------
Net earnings                       $  454        $  499      $  505    $  505
                                   ======        ======      ======    ======
Earnings per common share          $  .26        $  .28      $  .29    $  .29
Dividends per common share         $  .09        $  .08      $  .08    $  .08
Stock bid price range (1):
  High                             $18           $18         $19       $17
  Low                              $16           $15 3/4     $15 1/4   $13

                                              Three Months Ended
                                -----------------------------------------------
                                December 31,  September 30, June 30,  March 31,
                                    1994          1994        1994      1994
                                ------------  ------------- --------  ---------
Fiscal 1994                                 (Dollars in Thousands)

Total interest income              $3,740        $3,578      $3,422    $3,348
Total interest expense              2,321         2,190       2,057     2,028
                                   ------        ------      ------    ------
Net interest income                 1,419         1,388       1,365     1,320
Provision for loan losses              18            18          18        18
                                   ------        ------      ------    ------
Net interest income after
provision for loan losses           1,401         1,370       1,347     1,302
Total non-interest income              53            53          39        35
Total non-interest expense            702           631         651       666
                                   ------        ------      ------    ------
Earnings before income taxes          752           792         735       671
Income taxes                          291           298         281       256
                                   ------        ------      ------    ------
Net earnings                       $  461        $  494      $  454    $  415
                                   ======        ======      ======    ======
Earnings per common share          $  .26        $  .28      $   26    $  .23
Dividends per common share         $  .08        $  .07      $  .07    $  .07
Stock bid price range (1)
High                               $14 7/8       $15 1/8     $15 1/4   $13 1/8
Low                                $13           $14 1/8     $11 7/8   $12 3/8

___________________________

(1) The common stock of Workingmens Capital Holdings, Inc., is traded on the National Association Securities Dealers Automated Quotation System, National Market System, under the Symbol "WCHI."

INDEPENDENT
AUDITOR'S
REPORT

The Board of Directors
Workingmens Capital Holdings, Inc.:

   We have audited the accompanying consolidated statements of financial condition of Workingmens Capital Holdings, Inc. and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Workingmens Capital Holdings, Inc. and subsidiary at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

   As discussed in note 1 to the financial statements, Workingmens Capital Holdings, Inc. adopted the provisions of the Financial
Accounting Standards Board's Statement of Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity
Securities, in 1994.

KPMG PEAT MARWICK LLP

Indianapolis, Indiana
January 26, 1996

WORKINGMENS
CAPITAL
HOLDINGS, INC.
AND SUBSIDIARY

CONSOLIDATED
STATEMENTS OF
FINANCIAL CONDITION

FOR THE YEARS ENDED
DECEMBER 31, 1995
AND 1994

Assets                                                               1995            1994
- ------                                                          ------------    ------------
Cash and cash equivalents:
Cash                                                            $  1,297,780    $    918,123
Interest-bearing deposits                                          3,231,181       1,287,171
                                                                   4,528,961       2,205,294
Investment securities held to maturity, at cost (market
  value of $3,201,275 and $4,481,251) (notes 2 and 9)              3,165,453       4,541,177
                                                                ------------    ------------
Mortgage-backed securities held to maturity,
  at cost (market value of $4,579,219 and $6,306,257)
  (notes 3 and 9)                                                  4,550,405       6,698,068
Investment in mutual fund available for sale, at market
value (cost of $4,000,000) (note 4)                                3,893,547       3,801,131
Mortgage-backed securities available for sale (note 4)             1,256,433            -
Loans receivable, net (notes 5, 6 and 9)                         189,661,196     181,268,786
Accrued interest receivable:
  Loans                                                            1,052,391         918,478
  Investment securities                                               68,508          78,923
  Mortgage-backed securities                                          39,183          41,777
Stock in FHLB of Indianapolis (note 9)                             1,758,200       1,632,600
Premises and equipment, net (note 7)                               1,370,619       1,358,001
Real estate owned                                                       -            156,495
Prepaid expenses and other assets (note 11)                        1,909,595       1,822,566
                                                                ------------    ------------
                                                                $213,254,491    $204,523,296
                                                                ------------    ------------
Liabilities and Shareholders' Equity
- ------------------------------------
Deposits (note 8)                                               $152,141,187    $149,352,703
FHLB advances (note 9)                                            34,200,000      29,700,000
Advances by borrowers for taxes and insurance                        421,762         684,910
Income taxes (note 10)                                                89,260          50,961
Deferred income taxes (note 10)                                      269,074         211,822
Accrued interest on deposits                                          61,206          52,034
Accrued expenses and other liabilities                               387,483         318,952
                                                                ------------    ------------
    Total liabilities                                            187,569,972     180,371,382
                                                                ------------    ------------

Shareholders' equity (notes 10, 11 and 12):
  Preferred stock, no par value, 2,000,000
    shares authorized, none issued                                      -               -
  Common stock, no par value, shares authorized
    of 5,000,000; shares issued and outstanding
    of 1,777,920 and 1,767,420                                     8,066,200       8,007,313
  Retained earnings-substantially restricted                      17,721,628      16,343,470
  Net unrealized depreciation on securities
    available for sale (note 4)                                     (103,309)       (198,869)
                                                                ------------    ------------
    Total shareholders' equity                                    25,684,519      24,151,914
                                                                ------------    ------------

Commitments (note 5)

                                                                $213,254,491    $204,523,296
                                                                ------------    ------------

See accompanying notes to consolidated financial statements.

WORKINGMENS
CAPITAL
HOLDINGS, INC.
AND SUBSIDIARY

CONSOLIDATED
STATEMENTS OF
EARNINGS

FOR THE YEARS ENDED
DECEMBER 31, 1995,
1994 AND 1993

                                                     1995            1994            1993
                                                  -----------     -----------     -----------
Interest income:
  Loans receivable .............................  $14,775,087     $12,923,680     $12,323,212
  Mortgage-backed securities ...................      408,623         440,328         570,348
  Investment securities ........................      449,686         470,617         615,488
  Interest-bearing deposits ....................      230,903         160,693          79,356
  Dividends from FHLB ..........................      135,996          92,542         124,909
                                                  -----------     -----------     -----------
    Total interest income ......................   16,000,295      14,087,860      13,713,313
                                                  -----------     -----------     -----------

Interest expense:
  Deposits (note 8) ............................    8,137,291       6,788,908       6,862,841
  FHLB advances ................................    2,084,435       1,802,069       1,393,676
  Other ........................................        9,533           4,548             499
                                                  -----------     -----------     -----------
    Total interest expense .....................   10,231,259       8,595,525       8,257,016
                                                  -----------     -----------     -----------
    Net interest income ........................    5,769,036       5,492,335       5,456,297

Provision for loan losses (note 6) .............       78,000          72,250          84,000
                                                  -----------     -----------     -----------
    Net interest income after
    provision for loan losses ..................    5,691,036       5,420,085       5,372,297
                                                  -----------     -----------     -----------
Non-interest income:
  Fees, service charges and other ..............      184,106         181,656         121,834
  Commissions ..................................       30,760          32,589          42,321
  Gain (loss) on sale of real estate owned .....       17,038          (2,633)           -
  Gain (loss) on sale of loans .................        9,995         (34,767)         48,866
  Gain on sale of mortgage-backed securities ...         -              3,557            -
                                                  -----------     -----------     -----------
    Total non-interest income ..................      241,899     $   180,402         213,021
                                                  -----------     -----------     -----------

Non-interest expense:
  Compensation and employee benefits ...........    1,388,840       1,321,919       1,222,087
  Occupancy and equipment ......................      332,567         337,182         339,325
  Federal deposit insurance premium ............      344,768         331,426         260,166
  Other ........................................      694,297         659,772         667,315
                                                  -----------     -----------     -----------
    Total non-interest expense .................    2,760,472       2,650,299       2,488,893
                                                  -----------     -----------     -----------
Earnings before income taxes ...................    3,172,463     $ 2,950,188       3,096,425

Income taxes (note 10) .........................    1,209,351       1,126,499       1,206,609
                                                  -----------     -----------     -----------
    Net earnings ...............................  $ 1,963,112     $ 1,823,689     $ 1,889,816
                                                  ===========     ===========     ===========
Earnings per share (note 1) ....................  $      1.11     $      1.03     $      1.05
                                                  ===========     ===========     ===========
Weighted average number of common shares
  outstanding ..................................    1,771,817       1,773,535     $ 1,797,210
                                                  ===========     ===========     ===========

See accompanying notes to consolidated financial statements.

WORKINGMENS
CAPITAL
HOLDINGS, INC.
AND SUBSIDIARY

CONSOLIDATED
STATEMENTS OF
SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED
DECEMBER 31, 1995,
1994 AND 1993

                                                                     Net unrealized
                                                                      depreciation        Total
                                          Common         Retained     on securities    shareholders'
                                          stock          earnings   available for sale    equity
                                          ------         --------   ------------------ -------------
Balance at December 31, 1992            $8,166,500      $13,979,691    $  (3,099)       $22,143,092

  Issuance of 8,000 shares of
    common stock at
    $5.00 per share (note 11) ........      40,000             -             -               40,000

  Repurchase and retirement of
    24,280 shares of common stock
    at $11.475 per share .............    (109,793)        (168,830)         -             (278,623)

  Tax benefit of stock options
    exercised (note 10) ..............      19,338             -             -               19,338

  Change in net unrealized
    appreciation on securities .......        -                -         (15,055)           (15,055)

  Net earnings for 1993 ..............        -           1,889,816         -             1,889,816

  Dividends ($.265 per share) ........        -            (475,636)        -              (475,636)
                                        ----------      -----------    ---------        -----------
Balance at December 31, 1993 .........   8,116,045       15,225,041      (18,154)        23,322,932

  Repurchase and retirement of
    24,000 shares of common
    stock at $12.525 per share .......    (108,732)        (191,868)        -              (300,600)

  Change in net unrealized
    depreciation on securities .......        -                -        (180,715)          (180,715)

  Net earnings for 1994 ..............        -           1,823,689         -             1,823,689

  Dividends ($.29 per share) .........        -            (513,392)        -              (513,392)
                                        ----------      -----------    ---------        -----------

Balance at December 31, 1994 .........   8,007,313       16,343,470     (198,869)        24,151,914

  Issuance of 10,500 shares of
    common stock at
    $5.00 per share (note 11) ........      52,500             -            -                52,500

  Tax benefit of stock options
    exercised (note 10) ..............       6,387             -            -                 6,387

  Change in net unrealized
    depreciation on securities .......        -                -          95,560             95,560

  Net earnings for 1995 ..............        -           1,963,112         -             1,963,112

  Dividends ($.33 per share) .........        -            (584,954)        -              (584,954)
                                        ----------      -----------    ---------        -----------

Balance at December 31, 1995 .........  $8,066,200      $17,721,628    $(103,309)       $25,684,519
                                        ==========      ===========    =========        ===========

See accompanying notes to consolidated financial statements.

WORKINGMENS
CAPITAL
HOLDINGS, INC.
AND SUBSIDIARY

CONSOLIDATED
STATEMENTS OF
CASH FLOWS

FOR THE YEARS ENDED
DECEMBER 31, 1995,
1994 AND 1993

                                                       1995            1994            1993
                                                   -----------     -----------     -----------
Cash flows from operating activities:
  Net earnings                                     $ 1,963,112     $ 1,823,689     $ 1,889,816
  Adjustments to reconcile net earnings to net
    cash provided by operating activities:
      Provision for loan losses                         78,000          72,250          84,000
      Depreciation                                     127,725         143,025         134,055
      Deferred income taxes                             60,427          43,476         (48,494)
      Amortization of premiums (discounts), net         43,549          90,344         204,170
      Net gain on sale of mortgage-backed
        securities                                        -             (3,557)           -
      Net (gain) loss on sale of real estate owned     (17,038)          2,633            -
      (Increase) decrease in loans held for sale      (459,750)        325,451        (284,771)
      (Increase) decrease in other assets             (207,931)       (197,446)         78,933
      Increase (decrease) in other liabilities         122,389         (11,691)        (87,009)
                                                   -----------     -----------     -----------
        Net cash provided by operating activities    1,710,483       2,288,174       1,970,700
                                                   -----------     -----------     -----------
Cash flows from investing activities:
  Proceeds from maturity of investment securities    3,000,000       2,000,000       5,000,000
  Purchase of investment securities                 (1,778,647)     (1,657,751)     (1,100,600)
  Loans funded net of collections                   (8,010,660)    (17,544,865)    (14,358,434)
  Purchase of single premium life
    insurance policies                                    -               -         (1,570,699)
  Proceeds from sale of real estate owned              173,533          40,378            -
  Proceeds from sale of mortgage-backed securities        -            298,279            -
  Principal collected on mortgage-backed securities    876,419       1,590,110       2,155,500
  Purchase of mortgage-backed securities                  -         (1,010,910)           -
  Purchase of premises and equipment                  (140,343)       (135,169)        (81,299)
                                                   -----------     -----------     -----------
        Net cash used by investing activities       (5,879,698)    (16,419,928)     (9,955,532)
                                                   -----------     -----------     -----------

Cash flows from financing activities:
  Net increase in deposits                           2,788,484       6,110,673       4,045,449
  Repayments of FHLB advances                      (17,000,000)     (9,000,000)    (11,150,000)
  Borrowings of FHLB advances                       21,500,000      17,000,000      16,500,000
  Payments of dividends to common shareholders        (584,954)       (513,392)       (475,636)
  Proceeds from issuance of common stock                52,500            -             40,000
  Repurchase of common stock                              -           (300,600)       (278,623)
  Increase in advances by borrowers for
    taxes and insurance                               (263,148)         35,522          13,986
                                                   -----------     -----------     -----------
        Net cash provided by financing
          activities                                 6,492,882      13,332,203       8,695,176
                                                   -----------     -----------     -----------

Net (decrease) increase in cash and
  cash equivalents                                   2,323,667        (799,551)        710,344

Cash and cash equivalents at beginning of year       2,205,294       3,004,845       2,294,501
                                                   -----------     -----------     -----------

Cash and cash equivalents at end of year           $ 4,528,961     $ 2,205,294     $ 3,004,845
                                                   ===========     ===========     ===========

Supplemental disclosure of cash flow information:
  Interest paid                                    $10,202,614     $ 8,549,576     $ 8,264,489
                                                   ===========     ===========     ===========

  Income taxes paid                                $ 1,109,476     $ 1,183,000     $ 1,263,000
                                                   ===========     ===========     ===========

  Transfer of loans to real estate owned           $      -        $   156,495     $    42,772
                                                   ===========     ===========     ===========

See accompanying notes to consolidated financial statements.

WORKINGMENS
CAPITAL
HOLDINGS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

DECEMBER 31, 1995,
1994 AND 1993

(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation-The consolidated financial statements include the accounts of Workingmens Capital Holdings, Inc. ("WCHI") and its wholly-owned subsidiary Workingmens Federal Savings Bank ("WFSB"), formerly Workingmens Federal Savings and Loan Association (the "Association").

WFSB offers a variety of retail deposit and lending services through its office and banking centers in Bloomington and Ellettsville, Indiana. WFSB is subject to competition from other financial institutions and is regulated by certain federal agencies and undergoes periodic examinations by those regulatory authorities.

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ from those estimates.

Investment and Mortgage-Backed Securities Held to Maturity and Available for Sale-On January 1, 1994, WCHI adopted Financial Accounting Standard No. 115 ("FAS 115"), Accounting for Certain Investments in Debt and Equity Securities. Prior to adoption of FAS 115, all securities were carried at amortized cost (cost adjusted for amortization of premiums or accretion of discounts), because management had the intent and ability to hold them for the foreseeable future. Upon adoption of FAS 115, securities were classified by management as available for sale or held to maturity. The adoption of FAS 115 in 1994 had no effect on net earnings or the statement of financial condition since the only available-for-sale securities was an investment in an adjustable-rate mortgage-backed mutual fund which was already recorded at market value. The net unrealized depreciation on securities available for sale is reflected separately as a component of shareholders' equity in the consolidated statement of financial condition.

The securities classified as available for sale are securities that WCHI intends to hold for an indefinite period of time, but not necessarily until maturity, and include securities that management might use as part of its asset-liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or other similar factors, and which are carried at market value. Gains and losses are computed on a specific identification basis. Securities classified as held to maturity are securities that WCHI has both the ability and positive intent to hold to maturity and are carried at cost adjusted for amortization of premium or accretion of discount.

Real Estate Owned-Real estate owned, comprised of real estate acquired in the settlement of loans, is recorded at the lower of cost (the unpaid principal balance at the date of acquisition plus foreclosure and other related costs) or fair value.

Loans Receivable-Loans receivable are considered long-term investments and, accordingly, are carried at historical cost. WFSB has a mortgage lien on all real estate on which mortgage, participation or purchased loans are made. Substantially all loan originations are secured by mortgages on property in Monroe County, Indiana. Interest receivable is accrued only if deemed collectible. Generally, WFSB's policy is not to accrue interest on loans delinquent over 90 days. Such interest ultimately collected is credited to income in the period received. Non-refundable fees and certain direct loan origination costs are being deferred and the net amount is amortized over the contractual lives of the related loans as an adjustment of the yield.

Allowance for Loan Losses-The allowance for loan losses is provided for estimated losses on loans when any significant and permanent decline in values occur. In estimating possible losses consideration is given to delinquencies, value of collateral and other factors which in management's opinion should be considered in estimating possible losses.

Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions and borrower circumstances. In addition, various regulatory agencies, as an integral part of their examination process, periodically review WFSB's allowance for loan losses. Such agencies may require WFSB to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.

WORKINGMENS
CAPITAL
HOLDINGS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

(CONTINUED)

As of January 1, 1995, WFSB adopted Statement of Financial Accounting Standard No. 114, Accounting by Creditor for Impairment of a Loan. Under this standard, loans considered to be impaired are reduced to the present value of expected future cash flows or to fair value of collateral by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require an increase, allocations are considered in relation to the overall adequacy of the allowance for loan losses and subsequent adjustments to the loss provision. Adopting this standard did not have an impact on the 1995 consolidated financial statements.

Loans Held for Sale-Fixed-rate first mortgage loans which meet certain defined criteria are sold with servicing retained. First mortgage loans held for sale are carried at the lower of cost or estimated market value using the specific identification method. Gains and losses on loan sales and valuation adjustments are charged or credited to gain (loss) on sale of loans.

Premises and Equipment-Premises and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets.

FHLB Stock-Federal law requires a member institution of the Federal Home Loan Bank System to hold common stock of its district FHLB according to a predetermined formula. This investment is stated at cost and may be pledged to secure FHLB advances.

Income Taxes-WCHI and its wholly-owned subsidiary file consolidated income tax returns. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash and Cash Equivalents-For purposes of reporting cash flows, WCHI considers cash on hand and at banks and interest-bearing deposits maturing within 90 days to be cash equivalents.

Earnings Per Share-Earnings per share is computed by dividing net earnings by the average number of shares of common stock outstanding during the period. The effects of outstanding stock options are not included in the calculation as they are dilutive by less than three percent.

Reclassifications-Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform to the 1995 presentation.

(2)     INVESTMENT SECURITIES HELD TO MATURITY

The amortized cost and estimated market values of investment securities held to maturity at December 31, are as follows:

                                                  1995
                       --------------------------------------------------------
                       Amortized       Unrealized      Unrealized      Market
                         cost             gains          losses        value
                       ----------        -------        -------      ----------
U.S. Treasury and
government agencies    $3,165,453        $35,822        $   -        $3,201,275
                       ==========        =======        =======      ==========

                                                  1994
                       --------------------------------------------------------
                       Amortized       Unrealized      Unrealized      Market
                         cost             gains          losses        value
                       ----------        -------        -------      ----------
U.S. Treasury and
government agencies    $4,541,177        $  -           $59,926      $4,481,251
                       ==========        =======        =======      ==========

The weighted average yield on investment securities was 6.15% and 5.89% at December 31, 1995 and 1994, respectively.

WORKINGMENS
CAPITAL
HOLDINGS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

(CONTINUED)

The amortized cost and estimated market value of investment securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                Amortized         Market
        Scheduled Maturities                       cost           value
                                                ----------      ----------
        Due in one year or less ..............  $1,012,878      $1,012,500
        Due after one year through five years    2,152,575       2,188,775
                                                ----------      ----------
                                                $3,165,453      $3,201,275
                                                ==========      ==========

(3)     MORTGAGE-BACKED SECURITIES HELD TO MATURITY

The amortized cost and estimated market values of mortgage-backed securities held to maturity at December 31, are as follows:

                                                  1995
                       --------------------------------------------------------
                       Amortized       Unrealized      Unrealized      Market
                         cost             gains          losses        value
                       ----------       --------        --------     ----------
FHLMC ...............  $3,176,398        $25,158        $ 10,712     $3,190,844
GNMA ................     482,025         25,472            -           507,497
FNMA ................     891,982           -             11,104        880,878
                       ----------       --------        --------     ----------
                       $4,550,405        $50,630        $ 21,816     $4,579,219
                       ==========        =======        ========     ==========
                                                  1994
                       --------------------------------------------------------
                       Amortized       Unrealized      Unrealized      Market
                         cost             gains          losses        value
                       ----------       --------       --------      ----------
FHLMC ...............  $3,726,109         $1,805       $199,717      $3,528,197
GNMA ................     556,210          8,133          6,982         557,361
FNMA ................   2,415,749           -           195,050       2,220,699
                       ----------       --------       --------      ----------
                       $6,698,068         $9,938       $401,749      $6,306,257
                       ==========        =======       ========      ==========

The weighted average yield on mortgage-backed securities was 6.35% and 6.29% at December 31, 1995 and 1994, respectively. At December 31, 1995, WCHI held no commitments to buy or sell mortgage-backed securities.

During 1994, WFSB sold the remaining portion of mortgage-backed securities held to maturity with an initial cost of $3,000,000 and a carrying value at the time of sale of $294,722 at a gross gain of $3,557.

(4)     SECURITIES AVAILABLE FOR SALE

In December 1995, WFSB transferred a FNMA mortgage-backed security from the held to maturity portfolio to the available for sale portfolio in accordance with the provisions established by the Financial Accounting Standards Board in a special report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt Equity Securities.

Securities available for sale consisted of the following at December 31, 1995:

                             Amortized       Unrealized      Unrealized      Market
                               cost             gains          losses        value
                             ----------       --------       --------      ----------
Mortgage-backed securities:
  FNMA ..................... $1,251,226         $5,207       $   -         $1,256,433
                             ==========        =======       ========      ==========
Mutual funds:
  Federated ARMs Fund ...... $4,000,000         $ -          $106,453      $3,893,547
                             ==========        =======       ========      ==========

There have been no sales of mortgage-backed securities available for sale.

(5)     LOANS RECEIVABLE

Loans receivable at December 31, consist of:

                                                            1995               1994
                                                        ------------       ------------
  Real estate mortgage loans .......................... $181,364,641       $174,153,165
  Real estate construction and land loans .............    4,397,837          4,654,098
  Equity line of credit loans .........................    3,559,229          3,003,171
  Consumer related loans ..............................    3,141,071          2,115,793
                                                        ------------       ------------
                                                         192,462,778        183,926,227

  Less:
    Undisbursed construction loans ....................    1,978,396          1,834,059
    Loans in process ..................................      146,434            130,942
    Allowance for loan losses .........................      335,449            258,056
    Deferred loan fees ................................      341,303            434,384
                                                        ------------       ------------
                                                        $189,661,196       $181,268,786
                                                        ============       ============

Loans serviced for others amounted to $4,798,671 and $5,242,170 at December 31, 1995 and 1994, respectively. Loans receivable at December 31, 1995 include $459,750 of real estate mortgage loans held for sale with estimated market values of $464,872.

At December 31, 1995, WFSB had commitments to originate $1,631,360 of fixed-rate and $1,520,316 of adjustable-rate real estate loans. The interest rates on the fixed-rate loan commitments range from 7.25% to 9.25%. WFSB also had $7,417,031 of unused variable-rate equity line of credit loans. WFSB does not expect to incur a loss on these commitments.

Certain officers, directors, and employees of WFSB incurred indebtedness, in the form of loans, as customers. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and did not involve more than the normal risk of collectiblilty. Following is a summary of activity during the years ended December 31 for such loans:

                                                        1995              1994
                                                     ----------        ----------
  Balance at beginning of year ..................... $1,347,549        $1,076,069
    Additions ......................................    266,128           401,198
    Repayments .....................................   (166,663)         (129,718)
                                                     ----------        ----------
  Balance at end of year ........................... $1,447,014        $1,347,549
                                                     ==========        ==========

(6)     ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses for the years ended December 31, follows:

                                                  1995         1994          1993
                                                --------     --------      --------
  Balance at beginning of year ...............  $258,056     $188,378      $140,807
  Provision charged to operations ............    78,000       72,250        84,000
  Charge-offs, net of recoveries .............      (607)      (2,572)      (36,429)
                                                --------     --------      --------
  Balance at end of year .....................  $335,449     $258,056      $188,378
                                                ========     ========      ========

(7)     PREMISES AND EQUIPMENT

Premises and equipment at December 31, consist of:

                                                 1995           1994
                                              ----------     ----------
  Land ...................................... $  487,125     $  487,125
  Building and parking lot improvements .....  1,382,384      1,373,472
  Furniture, fixtures and equipment .........    931,598        801,454
                                              ----------     ----------
                                               2,801,107      2,662,051
  Less accumulated depreciation .............  1,430,488      1,304,050
                                              ----------     ----------
                                              $1,370,619     $1,358,001
                                              ==========     ==========

WORKINGMENS
CAPITAL
HOLDINGS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

(CONTINUED)

(8)     DEPOSITS

Deposits at December 31, consist of:

                                          1995                    1994
                               -----------------------  ----------------------
                                              Weighted                Weighted
                                               average                 average
        Type                       Amount       rate       Amount       rate
        ----                    ------------  --------  ------------  --------
        Passbook                $ 12,065,454    3.00%   $ 15,695,221    3.00%
        Money Market               8,375,399    3.76       7,477,231    2.75
        NOW                        6,424,575    3.16       6,649,376    2.43
        Non-interest bearing         140,860     -           110,274     -
        Certificates             125,134,899    6.01     119,420,601    5.62
                                ------------  --------  ------------  --------
                                $152,141,187    5.53%   $149,352,703    5.06%
                                ============            ============

The contractual maturities of certificates at December 31, follow:

                                          1995                    1994
                                --------------------    --------------------
                                   Amount        %         Amount        %
                                ------------    ----    ------------    ----
        Under 12 months         $ 56,626,804     45%    $ 52,633,093     44%
        12 to 24 months         $ 32,941,011     26       14,710,793     12
        24 to 36  months        $ 19,454,268     16       24,678,451     21
        Over 36 months          $ 16,112,816     13       27,398,264     23
                                ------------    ----    ------------    ----
                                $125,134,899    100%    $119,420,601    100%
                                ============    ====    ============    ====

Included in certificates at December 31, 1995 and 1994 are $19,604,871 and $14,296,414, respectively, in certificates greater than $100,000.

Interest expense by type of deposit for the years ended December 31, follows:

        Type                       1995            1994            1993
        ----                    ----------      ----------      ----------
        Passbook                $  408,262      $  528,280      $  448,752
        Money Market            $  259,476         261,862         363,731
        NOW                        200,816         158,243         155,682
        Certificates            $7,268,737       5,840,523       5,894,676
                                ----------      ----------      ----------
                                $8,137,291      $6,788,908      $6,862,841
                                ==========      ==========      ==========

(9)     FHLB ADVANCES

Each Federal Home Loan Bank (FHLB) is authorized to make advances to its member institutions, subject to such regulations and limitations as the FHLB may prescribe. FHLB advances at December 31, consisted of:

                Maturity        Interest rates       1995            1994
                --------        --------------   -----------     -----------
                  1995           4.07 to 8.95%   $      -        $ 5,500,000
                  1996           5.80 to 8.40%     5,500,000       1,500,000
                  1997           6.71 to 9.20%     4,000,000       4,000,000
                  1998           5.41 to 8.68%     4,700,000       4,700,000
                  1999           6.08 to 7.26%     3,500,000       3,500,000
                  2000           5.36 to 6.82%     8,000,000       7,000,000
                  2001           7.54 to 8.80%     3,500,000       3,500,000
                  2002           6.09 to 7.59%   $ 5,000,000            -
                                                 -----------     -----------
                                                 $34,200,000     $29,700,000
                                                 ===========     ===========

The weighted average interest rate on advances was 6.845% and 7.004% at December 31, 1995 and 1994, respectively.

WFSB, under a security agreement with the FHLB, is required to pledge its FHLB stock, certain government and agency securities, and qualifying mortgages, as defined, equal to 170 percent of FHLB advances.

WORKINGMENS
CAPITAL
HOLDINGS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

(CONTINUED)

(10)    INCOME TAXES

Total income tax expense (benefit) for the years ended December 31, 1995, 1994 and 1993 was allocated as follows:

                                                 1995            1994            1993
                                              ----------      ----------      ----------
        Earnings                              $1,209,351      $1,126,499      $1,206,609
               Shareholders' equity, for
          compensation expense for tax
          purposes in excess of amounts
          recognized for financial reporting
          purposes ..........................     (6,387)           -            (19,338)
                                              ----------      ----------      ----------
                                              $1,202,964      $1,126,499      $1,187,271
                                              ==========      ==========      ==========

Income tax expense (benefit) related to earnings for the years ended December 31, 1995, 1994 and 1993 consists of:

                           1995            1994            1993
                        ----------      ----------      ----------
        Current:
        Federal ....... $  891,973      $  832,515      $  964,231
        State .........    256,951         250,508         290,872
                        ----------      ----------      ----------
                         1,148,924       1,083,023       1,255,103
                        ----------      ----------      ----------
        Deferred:
        Federal .......     66,104          50,195         (22,236)
        State .........     (5,677)         (6,719)        (26,258)
                        ----------      ----------      ----------
                            60,427          43,476         (48,494)
                        ----------      ----------      ----------
                        $1,209,351      $1,126,499      $1,206,609
                        ==========      ==========      ==========

The effective income tax rate differs from the statutory federal corporate rate as follows:

                                        1995    1994    1993
                                       -----   -----   -----
Federal statutory rate ............... 34.0%   34.0%   34.0%
Increase (decrease) resulting from:
  State income taxes .................  5.3     5.5     5.6
  Increase in cash surrender value
    of life insurance ................  (.8)    (.9)     -
  Other non-taxable income ...........  (.4)    (.4)    (.6)
                                       -----   -----   -----
Effective rate ....................... 38.1%   38.2%   39.0%
                                       =====   =====   =====

WORKINGMENS
CAPITAL
HOLDINGS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

(CONTINUED)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995, 1994 and 1993 are presented below:

                                                1995             1994            1993
                                             ---------        ---------       ---------
  Deferred tax assets:
    Deferred loan fees                       $ 136,421        $ 173,261       $ 186,702
    Allowance for loan losses for
      financial reporting purposes             132,871          102,216          74,617
    Premises and equipment, principally
      due to differences in depreciation        20,854            7,773           9,646
    Deferred directors' fees                    47,718           27,045           8,021
    Investment securities available for sale    40,437           79,500            -
                                             ---------        ---------       ---------
      Total deferred tax assets                378,301          389,795         278,986
    Less valuation allowance                   (42,500)         (79,500)           -
                                             ---------        ---------       ---------
      Net deferred tax assets                  335,801          310,295         278,986
                                             ---------        ---------       ---------
  Deferred tax liabilities:
    Allowance for loan losses for tax purposes
      in excess of the base year allowance    (521,179)        (438,421)       (363,636)
    Stock in FHLB of Indianapolis,
      principally due to stock dividends       (83,696)         (83,696)        (83,696)
                                             ---------        ---------       ---------
      Deferred tax liabilities                (604,875)        (522,117)       (447,332)
                                             ---------        ---------       ---------
      Net deferred tax liability             $(269,074)       $(211,822)      $(168,346)
                                             =========        =========       =========

Under the Internal Revenue Code, WFSB is allowed a special bad debt deduction for additions to tax bad debt reserves established for the purpose of absorbing losses. The allowable deduction is currently 8% of income subject to tax before such deduction. WFSB used the percentage of taxable income method in computing Federal income tax expense. Retained earnings at December 31, 1995 includes approximately $3,295,000 for which no provision for Federal income taxes has been made. This amount represents the base year allowance for loan losses for tax purposes. Reduction of this amount for purposes other than tax bad debt losses will create taxable income, which will be subject to the then current corporate income tax rate. It is not contemplated that amounts allocated to bad debt deductions will be used in any manner to create taxable income.

(11)    EMPLOYEE BENEFITS

WFSB is a participant in a defined benefit multi-employer pension fund known as Financial Institutions Retirement Fund ("FIRF"). FIRF administrators suspended employer contributions beginning July 1, 1987 through June 1994, because the plan had reached the Internal Revenue Services "Full Funding Limit"; therefore, no pension expense was recorded for the year ended December 31, 1993. Pension expense for the years ended December 31, 1995 and 1994 was $48,296 and $26,313, respectively.

During 1989, WFSB began participating in the Financial Institutions Thrift Plan. Substantially all full-time employees of WFSB are eligible to participate in this defined contribution plan, and WFSB's expense for the years ended December 31, 1995, 1994 and 1993 amounted to $26,827, $25,056 and $24,783, respectively.

WCHI adopted an Incentive Stock Option Plan whereby 180,000 shares of authorized but unissued common stock were reserved for future issuance upon the exercise of stock options granted to officers, directors and key employees. Stock options for 136,620 shares were granted on June 7, 1990, at an option price of $5.00 per share, the market value at the date of grant. The options are exercisable at any time within 10 years from the grant date. During 1995, 1993 and 1992, 10,500, 8,000 and 42,940 shares of common stock were issued upon the exercise of stock options. No options were exercised in 1994. At December 31, 1995, stock options for 67,620 shares remain outstanding, and options for 43,380 remain available for future grant.

WORKINGMENS
CAPITAL
HOLDINGS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

(CONTINUED)

The Board of Directors approved a Directors Deferred Compensation Agreement for members of the Board effective August 1, 1993. Under the agreement, directors may elect to defer all or a portion of their director fees with principal and accumulated interest paid out over a specified period after retirement. In the event of a director's death prior to commencement of the payout period, WFSB is obligated to pay the director's beneficiary a survivor benefit based on the deferral amount elected by the director. Concurrent with the approval of the agreement, WFSB has purchased single premium life insurance, covering the eligible directors. The cash value of the insurance acquired is $1,745,145 and $1,668,030 at December 31, 1995 and 1994, respectively, and is included in other assets.

(12)    SHAREHOLDERS' EQUITY

WCHI is subject to regulation as a savings and loan holding company by the Office of Thrift Supervision ("OTS"). WFSB, as a subsidiary of a savings and loan holding company, is subject to certain restrictions in its dealings with WCHI. WFSB is subject to the regulatory requirements applicable to a federal savings bank.

During the fall of 1994, the Board of Directors declared a two-for-one stock split whereby one additional share of common stock was issued for each share held. All common share and per share amounts have been retroactively restated to reflect this stock split.

Savings institutions are required to have risk-based capital of 8.0% of risk-weighted assets. At December 31, 1995, WFSB's risk-based capital exceeded the required amount. Risk weighting of assets is derived from assigning one of four risk-weighted categories to an institution's assets, based on the degree of credit risk associated with the asset. The categories range from zero percent for low-risk assets (such as United States Treasury securities) to 100% for high-risk assets (such as real estate owned). The book value of each asset is then multiplied by the risk weighting applicable to the asset category. The sum of the products of the calculation equals total risk-weighted assets.

Savings institutions are also required to maintain a minimum leverage ratio under which core capital must equal at least 3% of total assets, but no less than the minimum required by the Office of the Comptroller of the Currency ("OCC") for national banks, which minimum currently stands at 4%. WFSB's primary regulator, the Office of Thrift Supervision, is expected to adopt the OCC minimum. The components of core capital are the same as those set by the OCC for national banks, and consist of common equity plus non- cumulative preferred stock and minority interests in consolidated subsidiaries, minus certain intangible assets. At December 31, 1995, WFSB's core capital and leverage ratio were in excess of the required amount. Savings institutions must also maintain minimum tangible capital of 3% of total assets. WFSB's tangible capital and tangible capital ratio at December 31, 1995 exceeded the required amount.

OTS has minimum capital standards that place savings institutions into one of five categories, from "critically undercapitalized" to "well-capitalized," depending on levels of three measures of capital. A well-capitalized institution as defined by the regulations would have a total risk-based capital ratio of at least 10 percent, a Tier 1 (core) risk-based capital ratio of at least six percent, and a leverage (core) risk-based capital ratio of at least five percent. At December 31, 1995, WFSB was classified as well-capitalized.

The OTS has regulations governing dividend payments, stock redemptions, and other capital distributions, including upstreaming of dividends by a savings institution to a holding company. Under these regulations, WFSB may, without prior OTS approval, make capital distributions to WCHI of up to 100% of its net earnings during the calendar year, plus an amount that would reduce by half its excess capital over its fully phased-in capital requirement at the beginning of the calendar year. WCHI is not subject to any regulatory restrictions on the payments of dividends to its shareholders, other than restrictions under Indiana Law.

WORKINGMENS
CAPITAL
HOLDINGS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

(CONTINUED)

(13)    PARENT COMPANY FINANCIAL INFORMATION

Following is parent company financial information of WCHI as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995.

                   Statements of Financial Condition
                   ---------------------------------
        Assets                              1995            1994
        ------                              ----            ----
        Cash .......................... $   533,607     $   244,486
        Income taxes receivable .......       4,621           4,357
        Investment in subsidiary ......  25,146,291      23,903,071
                                        -----------     -----------
                                        $25,684,519     $24,151,914
                                        ===========     ===========

        Liabilities and Shareholders' Equity
        ------------------------------------
        Shareholders' equity .......... $25,684,519     $24,151,914
                                        -----------     -----------
                                        $25,684,519     $24,151,914
                                        ===========     ===========

                         Statements of Earnings
                         ----------------------

                                                    1995            1994            1993
                                                ----------      ----------      ----------
        Operating expenses:
          Management fees                       $ (140,004)     $ (132,000)     $ (132,000)
        Applicable income tax benefit           $   55,456          52,285          52,286
                                                ----------      ----------      ----------
          Loss before equity in
          earnings of subsidiary                   (84,548)        (79,715)        (79,714)
        Equity in earnings of subsidiary
          including dividends of $900,000,
          $900,000 and $750,000                  2,047,660       1,903,404       1,969,530
                                                ----------      ----------      ----------
            Net earnings                        $1,963,112      $1,823,689      $1,889,816
                                                ==========      ==========      ==========

                        Statements of Cash Flows
                        ------------------------
                                                         1995            1994            1993
                                                      ----------      ----------      ----------
        Cash flows from operating activities:
          Net earnings                                $1,963,112      $1,823,689      $1,889,816
          Adjustments to reconcile net earnings to
            net cash provided by operating activities:
            Income tax receivable applicable to
              operations                                 (55,456)        (52,285)        (52,286)
            Payment from subsidiary for income
              tax receivable                              61,579         237,419            -
            Increase in undistributed earnings of
              subsidiary                              (1,147,660)     (1,003,404)     (1,219,528)
                                                      ----------      ----------      ----------
              Net cash provided by operating
                activities                               821,575       1,005,419         618,002
                                                      ----------      ----------      ----------
        Cash flows from financing activities:
          Proceeds from issuance of common stock          52,500            -             40,000
          Repurchase of common stock                        -           (300,600)       (278,623)
          Payments of dividends to common
            shareholders                                (584,954)       (513,392)       (475,636)
                                                      ----------      ----------      ----------
              Net cash used by financing
              activities                                (532,454)       (813,992)       (714,259)
                                                      ----------      ----------      ----------
        Net increase in cash                             289,121         191,427         (96,257)
        Cash at beginning of year                        244,486          53,059         149,316
                                                      ----------      ----------      ----------
        Cash at end of year                           $  533,607      $  244,486      $   53,059
                                                      ==========      ==========      ==========

WORKINGMENS
CAPITAL
HOLDINGS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

(CONTINUED)

(14)    FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments (FAS No. 107) requires that WFSB disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for WFSB's financial instruments.

Cash and Interest-Bearing Deposits
- ----------------------------------
The carrying amount of cash and interest-bearing deposits is a reasonable estimate of fair value.

Investments and Mortgage-Backed Securities
- ------------------------------------------
The fair value of investments and mortgage-backed securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

Stock in FHLB of Indianapolis
- -----------------------------
Fair value of FHLB stock is based on the price at which it may be resold to the FHLB of Indianapolis.

Loans Receivable
- ----------------
Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as owner-occupied residential mortgage, non-owner-occupied residential mortgage, construction, credit card, and other consumer. Each loan category is further segmented into fixed- and adjustable-rate interest terms. The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. For residential mortgage loans, contractual cash flows were adjusted for prepayment estimates based on industry data.

Residential Loan Servicing
- --------------------------
Fair value of residential loan servicing is estimated based on sales of similar portfolios adjusted for the characteristics of WFSB's residential servicing portfolio.

Deposit Liabilities
- -------------------
The fair value of deposits with no stated maturity, such as savings, NOW and money market accounts, is equal to the amount payable on demand as of December 31, 1995. The fair value of certificates of deposit is based on the discounted value of contractual cash flows using the rates currently offered for deposits of similar remaining maturities.

FHLB Advances
- -------------
Rates available to WFSB at December 31, 1995, for FHLB advances with similar terms and remaining maturities were used to estimate fair value of existing FHLB advances.

WORKINGMENS
CAPITAL
HOLDINGS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

(CONTINUED)

The estimated fair values of financial instruments at December 31, 1995 and 1994, are as follows:

                                           1995                            1994
                                ----------------------------    ----------------------------
                                  Carrying       Estimated        Carrying       Estimated
Financial Instruments              amount        fair value        amount        fair value
- ---------------------           ------------    ------------    ------------    ------------
Assets
- ------
Cash                            $  1,297,780    $  1,297,780    $    918,123    $    918,123
Interest-bearing deposits          3,231,181       3,231,181       1,287,171       1,287,171
Investment securities              3,165,453       3,201,275       4,541,177       4,481,251
Investment in mutual fund          3,893,547       3,893,547       3,801,131       3,801,131
Mortgage-backed securities         5,806,838       5,835,652       6,698,068       6,306,257
Stock in FHLB of
  Indianapolis                     1,758,200       1,758,200       1,632,600       1,632,600
Loans receivable, net            189,201,446     190,370,082     181,268,786     177,362,945
Residential loan servicing              -             57,000            -             63,000
Loans held for sale                  459,750         464,872            -               -

Liabilities
- -----------
Deposits                        (152,144,187)   (153,318,037)   (149,352,703)   (149,026,072)
FHLB advances                    (34,200,000)    (35,455,102)    (29,700,000)    (28,448,500)
                                ------------    ------------    ------------    ------------
                                  22,470,008    $ 21,336,450    $ 21,094,353    $ 18,377,906
                                                ============                    ============
Non-financial Instruments
- -------------------------
Assets                             4,440,296                       4,376,240
Liabilities                       (1,225,785)                     (1,318,679)
                                ------------                    ------------
Shareholders' equity            $ 25,684,519                    $ 24,151,914
                                ============                    ============

The fair value estimates are made at a point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of WFSB's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and such other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

WORKINGMENS
CAPITAL
HOLDINGS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

(CONTINUED)

(15)    RECENT REGULATORY DEVELOPMENTS

The deposits of WFSB are presently insured by the Savings Association Insurance Fund ("SAIF"), which together with the Bank Insurance Fund ("BIF"), which insures the deposits of commercial banks, are the two deposit insurance funds administered by the Federal Deposit Insurance Corporation ("FDIC"). On August 8, 1995, the FDIC revised the premium schedule for BIF-insured banks to provide a range of .04% to .31% of deposits (as compared to the former rate of .23% to .31% of deposits for both BIF- and SAIF-insured institutions) in anticipation of the BIF achieving its statutory reserve ratio. The lower premiums for BIF members became effective in the third quarter of 1995 after FDIC verification that the BIF had achieved the statutory reserve ratio on June 30, 1995. As a result, BIF members generally will pay lower premiums than the SAIF members.

The FDIC has indicated that the SAIF will not be adequately recapitalized until 2002, absent a substantial increase in premium rates or the imposition of special assessments. As a result of the disparity, SAIF members could be placed at a significant, competitive disadvantage to BIF members due to higher costs for deposit insurance. Proposed legislation under consideration by the United States Congress provides for a one-time assessment to be imposed on all deposits assessed at the SAIF rates, as of March 31, 1995, in order to recapitalize the SAIF. The special assessment rate is anticipated to be .75% to .85% of insured deposits. If the legislation is enacted in its current form, it is anticipated the assessment would be payable in the first calendar quarter of 1996. Accordingly, this special assessment would significantly increase non-interest expense and adversely affect the WFSB's results of operations during 1996. Conversely, depending upon WFSB's capital level and supervisory rating, and assuming, although there can be no assurance, that the insurance premium levels for BIF and SAIF members are again equalized, deposit insurance premiums could decrease significantly in future periods.

SHAREHOLDER
INFORMATION

Market Information

   The common stock of Workingmens Capital Holdings, Inc. is traded on the National Association of Securities Dealers Automated Quotation System, National Market System, under the symbol "WCHI." WCHI's stock appears in the Wall Street Journal under the abbreviation WorkmnCap. As of March 1, 1996, there were 1,395 shareholders of record of WCHI's Common Stock.

Transfer Agent and Registrar

   Fifth Third Bank is WCHI's stock transfer agent and registrar. Fifth Third Bank maintains WCHI's shareholder records. To change name, address or ownership of stock, to report lost certificates, or to consolidate accounts, contact:

        Fifth Third Bank
        Corporate Trust Operations
        38 Fountain Square Plaza MD-1090F5
        Cincinnati, OH  45202
        (513) 579-5320 or (800) 837-2755

General Counsel

        Barnes & Thornburg
        1313 Merchants Bank Building
        11 South Meridian Street
        Indianapolis, Indiana  46204

Independent Auditor

        KPMG Peat Marwick LLP
        2400 First Indiana Plaza
        135 North Pennsylvania Street
        Indianapolis, Indiana  46204-2452

Shareholder & General Inquiries

   WCHI is required to file an Annual Report on Form 10-K for its fiscal year ended December 31, 1995 with the Securities and Exchange
Commission. Copies of this annual report may be obtained without charge upon written request to:

        Jane C. Thoma
        Investor Relations
        Workingmens Capital Holdings, Inc.
        P.O. Box 2689
        Bloomington, Indiana  47402-2689
        (812) 332-9465

Office Location

        121 East Kirkwood Avenue
        Bloomington, Indiana  47408
        (812) 332-9465

Branch Location

        609 West Temperance
        Ellettsville, Indiana  47429
        (812) 876-6584

DIRECTORS AND
OFFICERS

Directors

William E. Benckart has been a director of Stone Belt Freight Lines, Inc. and East West Freight Brokers, Inc. since prior to 1988. In
December, 1991, he became Chairman of the Board of B&B Investments, Inc., a motor carrier holding company.

Richard R. Haynes has been President of WCHI since its initial organization in February, 1990. He has been employed by WFSB since 1961. He served in various positions until 1984 when he was elected President and Chief Operating Officer. In January, 1987, he was elected President and Chief Executive Officer. Mr. Haynes was a director of the FHLB of Indianapolis until January 1, 1992. Mr. Haynes has been active in both the Savings and Loan League of Indiana and the U. S. League of Savings Institutions, and is past Chairman of the Indiana League of Savings Institutions. He also is active in community organizations and is past President of the Bloomington Kiwanis Club and is a past member of the Board of Directors of the Bloomington Chamber of Commerce. Mr. Haynes is also a member of the appraisal institute MAI.

J. H. McCutchen was first employed by WFSB in 1946 and served as Chief Executive Officer and President of WFSB from January, 1964 to January, 1984. From 1984 through 1986, Mr. McCutchen served as Chairman and Chief Executive Officer. In 1987, he retired as Chief Executive Officer but remained Chairman of its Board of Directors until January, 1990. Mr. McCutchen has been Senior Vice President of One System, Inc. (an annuities marketing firm) since January, 1991.

David Rogers was a partner in the Rogers & Jones law firm from 1955 until September, 1993, and is a former Indiana State Senator and past President of the Monroe County Bar Association. Mr. Rogers currently serves as an of-counsel with the law firm of Jones, McGlasson & Benckart.

Robert H. Shaffer is Professor Emeritus of the schools of Business and Education at Indiana University. Mr. Shaffer has served as an educational consultant and lecturer in educational administration for Indiana University since 1981. He became Chairman of the Board of WFSB in January, 1990.

Joseph A. Walker has been Vice President/Treasurer of WCHI since February, 1990. He has been employed by WFSB since 1975. He served as Senior Vice President, Chief Financial Officer, and Secretary/Treasurer from 1988 to January, 1996, when he became Chief Operating Officer, Chief Financial Officer and Treasurer. Mr. Walker is a certified public accountant.

Robert J. Wetnight has been a majority owner and manager of Bloomington Paint & Wallpaper Co. since 1983.

WORKINGMENS CAPITAL
HOLDINGS, INC.            WORKINGMENS FEDERAL SAVINGS BANK

Officers                  Officers
- --------                  --------
RICHARD R. HAYNES         RICHARD R. HAYNES             JOHN E. FLEENER
President and Director    President, Chief Executive    Vice President
                          Officer and Director

JOSEPH A. WALKER                                        MICHAEL S. POLLEY
Vice President/Treasurer  JOSEPH A. WALKER              Vice President
and Director              Chief Operating Officer,
                          Chief Financial Officer,      JANE C. THOMA
JERRY L. HAYS             Treasurer and Director    Assistant Vice President
Vice President/Secretary

                          JERRY L. HAYS                 JANET L. PATTERSON
R. WM. RICHARDSON, JR.    Senior Vice President     Assistant Vice President
Vice President            and Secretary
                                                         STELLA M. BRUCE
                          R. WM. RICHARDSON, JR.    Assistant Vice President
                          Senior Vice President